NO ACT

PE
12-15-11

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025142

Received SEC
JAN 11 2012
Washington, DC 20549

January 11, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-11-12

Anthony M. Pepper
Praxair, Inc.
tony_pepper@praxair.com

Re: Praxair, Inc.
Incoming letter dated December 19, 2011

Dear Mr. Pepper:

This is in response to your letters dated December 19, 2011 and December 21, 2011 concerning the shareholder proposal submitted to Praxair by John Chevedden. We also have received letters from the proponent dated December 21, 2011, January 3, 2012, January 5, 2012 and January 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 11, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Praxair, Inc.
Incoming letter dated December 19, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Praxair's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Praxair may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Praxair to amend Praxair's Restated Certificate of Incorporation and Amended and Restated By-Laws to give holders of record of at least 25% of Praxair's outstanding common stock the power to call a special shareholder meeting. You indicate that the proposal and proposal sponsored by Praxair will directly conflict. You also indicate that submission of both proposals would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Praxair omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 21, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This responds to the December 19, 2011 company request to avoid this established rule 14a-8 proposal.

The company failed to submit a complete no action request. The company submitted the attached no action request that has no exhibits.

Sincerely,

John Chevedden

cc:
Anthony M. Pepper <Tony_Pepper@Praxair.com>

PRAXAIR

39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER
SENIOR COUNSEL &
ASSISTANT SECRETARY

Tel: 203-837-2264
Fax: 203-837-2515
tony_pepper@praxair.com

December 19, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Praxair, Inc. – Request to Omit Shareholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Mr. John Chevedden. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials. This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent, as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

I. The Proposal

The resolution contained in the Proposal reads as follows:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2012 Annual Meeting.

The Company's Restated Certificate of Incorporation currently provides that only the Company's Board of Directors may call special shareholder meetings. The Company intends to submit a proposal at its 2012 Annual Meeting requesting that the Company's shareholders approve amendments to the Company's Restated Certificate of Incorporation requiring the Company to call a special meeting of shareholders upon the request of holders of record of at least 25% of the Company's outstanding shares of common stock (the "Company Proposal"). The Company Proposal will also set forth corresponding amendments to the Company's Amended and Restated By-Laws implementing the right of holders of at least 25% of the Company's outstanding shares of common stock to cause the Corporation to call a special meeting, which amendments will take effect upon shareholder approval of the amendments to the Restated Certificate of Incorporation.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release 34-40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80, 538 n.27* (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders and submission of both proposals to a vote of shareholders could result in inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See., e.g., FirstEnergy Corp.* (Feb. 23, 2011) (concurring in the exclusion of a shareholder proposal requesting the calling of a special meeting by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *Textron Inc.* (Jan. 5, 2011, reconsideration denied Mar. 3, 2011) (same); *Yum! Brands, Inc.* (Feb. 15, 2011) (same); *Danaher Corporation* (Jan. 21, 2011) (same); *Raytheon Co.* (Mar. 29, 2010) (same).

In all the letters cited above, and numerous similar letters, the Staff permitted exclusion of a shareholder proposal under circumstances substantially identical to the Company's. As in these letters, the inclusion of the Company Proposal and the Proposal in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. For example, because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal. Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2012 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned by email at tony_pepper@praxair.com or by phone at (203) 837-2264. Thank you for your attention to this matter.

Very truly yours,

/s/ Anthony M. Pepper

Attachment

cc: Mr. John Chevedden (w/attachment)

Exhibit A: Text of Proposal and Supporting Statement

From: Tony_Pepper@Praxair.com
Sent: Wednesday, December 21, 2011 3:48 PM
To: shareholderproposals
Subject: Praxair, Inc.-Request to Omit Shareholder Proposal of Mr. John Chevedden
Attachments: Chevedden Proposal-Special Shareholder Meetings (11-18-11).pdf; Chevedden Deficiency Ltr (11-30-11).pdf; Chevedden E-mail-re-Deficiency Ltr (11-30-11).pdf; Chevedden E-mail-re-No-Action Ltr Filing (12-19-11).pdf; Chevedden Proof of Stock Ownership Ltr. (12-1-11).pdf

Dear Sir/Madam:

On December 19, 2011, Praxair, Inc. submitted via e-mail its request for confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend enforcement action to the Commission if Praxair, Inc. excludes from its 2012 proxy materials a shareholder proposal received from Mr. John Chevedden.

The purpose of this e-mail is to provide the Staff with the attached additional correspondence between Praxair and Mr. Chevedden that was not submitted with the December 19, 2011 no-action request letter.

Please feel free to contact me at this e-mail address and at (203) 837-2264. Thank you.

Tony Pepper
Sr Legal Counsel
Praxair Inc.
Tony_Pepper@Praxair.com
Office Phone: +1 (203) 837-2264
Mobile: +1 (203) 417-2633
Office Fax: +1 (203) 837-2515

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Stephen F. Angel
Chairman
Praxair, Inc. (PX)
39 Old Ridgebury Rd
Danbury CT 06810

Dear Mr. Angel,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 18, 2011
Date

cc: James T. Breedlove
Corporate Secretary
PH: 203-837-2000
FX: (203) 837-2515
Anthony M. Pepper <Tony_Pepper@Praxair.com>
Corporate Counsel
Bob Bassett <Bob_Bassett@praxair.com>

[PX: Rule 14a-8 Proposal, November 18, 2011]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay – $16 million for our CEO Stephen Angel. Mr. Angel was also potentially entitled to $54 million in the event of a change in control.

Annual incentive bonuses for our executives can be increased by 35% due to non-financial goals and 50% based on individual executive performance, which is typically a subjective measure. Discretionary elements such as these can undermine the credibility and effectiveness of a structured incentive plan.

In addition, half of long-term executive incentive pay consisted of market-priced stock options that simply vest after the passage of time. To be effective, equity given our executives for long-term incentive pay should include performance-vesting requirements.

Three of our directors were designated "Flagged (Problem) Directors" by The Corporate Library due to their board responsibilities with companies that went bankrupt: Oscar de Paula Bernardes Neto (who received our highest negative votes) and the Delphi Corporation bankruptcy, Robert Wood and the Chemtura Corporation bankruptcy, Wayne Smith and the Citadel Broadcasting bankruptcy. These directors occupied 5 of the 9 seats on our key executive pay and nomination committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Tony Pepper/USA/NA/Praxair

11/30/2011 05:37 PM

To ***FISMA & OMB Memorandum M-07-16***

cc

bcc Jim Breedlove/USA/NA/Praxair@Praxair; Mark Nielsen/USA/NA/Praxair@Praxair

Subject Shareholder Proposal Submitted to Praxair-John Chevedden

Dear Mr. Chevedden:

We are sending today via certified mail the attached letter requesting that you provide proof of your ownership of Praxair common stock, as required by the applicable SEC shareholder proposal rules. Feel free to contact me should you have any questions. Thank you.

SEC-SLB 14f (10-18-11).pdf Proof of Stock Ownerhisp Ltr (Chevedden) Final (11-30-11).doc

Tony Pepper
Sr Legal Counsel
Praxair Inc.
Tony_Pepper@Praxair.com
Office Phone: +1 (203) 837-2264
Mobile: +1 (203) 417-2633
Office Fax: +1 (203) 837-2515

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL FINANCIAL

Post-it® Fax Note 7671	Date 12-1-11	# of pages ▶
To Anthony Pepper	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 203-837-2515	Fax #	

December 1, 2011

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 40 shares of Praxair, Inc. (CUSIP: 74005P104) since November 15, 2010.

Our records further indicate that Mr. Chevedden has continuously owned 70 shares of OGE Energy Corp. (CUSIP: 670837103) since November 30, 2010.

The above listed positions are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W762024-01DEC11

Fidelity Investments

PRAXAIR

39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER
SENIOR LEGAL COUNSEL &
ASSISTANT SECRETARY

Tel: 203-837-2264
Fax: 203-837-2515
tony_pepper@praxair.com

November 30, 2011

Via E-Mail ***FISMA & OMB Memorandum M-07-16*** and Via Certified Mail, Return Receipt Requested

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal Submitted to Praxair, Inc. ("Praxair")

Dear Mr. Chevedden:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in your shareholder proposal, dated and received by us on November 18, 2011 (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Praxair's stock records do not indicate that you are the record owner of any shares of common stock, and you did not submit to Praxair any proof of ownership contemplated by Rule 14a-8(b)(2). For this reason, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2012 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of your ownership of the requisite number of shares of Praxair common stock as of November 18, 2011, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of shares for at least one year; or
- if you have filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents

or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you have continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If you hold your shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from your bank, broker or other securities intermediary confirming your ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. We urge you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter.

If you have any questions with respect to the foregoing, please contact me at (203) 837-2264. You may address any response to me at the address on the letterhead of this letter, by facsimile at (203) 837-2515 or by e-mail at tony_pepper@praxair.com.

Very truly yours,

Anthony M. Pepper

Tony Pepper/USA/NA/Praxair

11/30/2011 05:37 PM

To ***FISMA & OMB Memorandum M-07-16***

cc

bcc Jim Breedlove/USA/NA/Praxair@Praxair; Mark Nielsen/USA/NA/Praxair@Praxair

Subject Shareholder Proposal Submitted to Praxair-John Chevedden

Dear Mr. Chevedden:

We are sending today via certified mail the attached letter requesting that you provide proof of your ownership of Praxair common stock, as required by the applicable SEC shareholder proposal rules. Feel free to contact me should you have any questions. Thank you.

SEC-SLB 14f [10-18-11].pdf Proof of Stock Ownerhisp Ltr (Chevedden) Final (11-30-11).doc

Tony Pepper
Sr Legal Counsel
Praxair Inc.
Tony_Pepper@Praxair.com
Office Phone: +1 (203) 837-2264
Mobile: +1 (203) 417-2633
Office Fax: +1 (203) 837-2515

Tony Pepper/USA/NA/Praxair
12/19/2011 05:40 PM

FISMA & OMB Memorandum M-07-16

cc

bcc Mark Nielsen/USA/NA/Praxair@Praxair; Schleyerg@sullcrom.com

Subject Praxair, Inc.-Shareholder Proposal

Mr. Chevedden:

Attached is a letter that was submitted today to the staff of the Securities and Exchange Commission regarding the proposal that you submitted to Praxair requesting that the Board amend Praxair's governing documents to permit shareholders to call special meetings of shareholders. I am also mailing a copy of this letter to you.

No Action Ltr-Chevedden Proposal FINAL (12-19-11).doc

Tony Pepper
Sr Legal Counsel
Praxair Inc.
Tony_Pepper@Praxair.com
Office Phone: +1 (203) 837-2264
Mobile: +1 (203) 417-2633
Office Fax: +1 (203) 837-2515

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 19, 2011 company request to avoid this established rule 14a-8 proposal.

The company failed to submit a complete no action request to the proponent (at least) and the company was notified on December 21, 2011.

This omission unfairly burdens the proponent in responding.

In fairness the company needs to immediately forward to the proponent the exact company email in the exact format that was forwarded to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Anthony M. Pepper <Tony_Pepper@Praxair.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 19, 2011 company request to avoid this established rule 14a-8 proposal.

The company failed to submit a complete no action request according to the complete attached company submission that was now accessed on the website: Division of Corporation Finance, Incoming No-Action Requests Under Exchange Act Rule 14a-8. The company at least omitted pages that were submitted with the rule 14a-8 proposal.

This omission is a failure of the minimum standard for a no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Anthony M. Pepper <Tony_Pepper@Praxair.com>

PRAXAIR

39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER
SENIOR COUNSEL &
ASSISTANT SECRETARY

Tel: 203-837-2264
Fax: 203-837-2515
tony_pepper@praxair.com

December 19, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Praxair, Inc. – Request to Omit Shareholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Mr. John Chevedden. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials. This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent, as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

I. The Proposal

The resolution contained in the Proposal reads as follows:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2012 Annual Meeting.

The Company's Restated Certificate of Incorporation currently provides that only the Company's Board of Directors may call special shareholder meetings. The Company intends to submit a proposal at its 2012 Annual Meeting requesting that the Company's shareholders approve amendments to the Company's Restated Certificate of Incorporation requiring the Company to call a special meeting of shareholders upon the request of holders of record of at least 25% of the Company's outstanding shares of common stock (the "Company Proposal"). The Company Proposal will also set forth corresponding amendments to the Company's Amended and Restated By-Laws implementing the right of holders of at least 25% of the Company's outstanding shares of common stock to cause the Corporation to call a special meeting, which amendments will take effect upon shareholder approval of the amendments to the Restated Certificate of Incorporation.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release 34-40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80, 538 n.27* (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders and submission of both proposals to a vote of shareholders could result in inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See., e.g., FirstEnergy Corp.* (Feb. 23, 2011) (concurring in the exclusion of a shareholder proposal requesting the calling of a special meeting by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *Textron Inc.* (Jan. 5, 2011, reconsideration denied Mar. 3, 2011) (same); *Yum! Brands, Inc.* (Feb. 15, 2011) (same); *Danaher Corporation* (Jan. 21, 2011) (same); *Raytheon Co.* (Mar. 29, 2010) (same).

In all the letters cited above, and numerous similar letters, the Staff permitted exclusion of a shareholder proposal under circumstances substantially identical to the Company's. As in these letters, the inclusion of the Company Proposal and the Proposal in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. For example, because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal. Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2012 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned by email at tony_pepper@praxair.com or by phone at (203) 837-2264. Thank you for your attention to this matter.

Very truly yours,

/s/ Anthony M. Pepper

Attachment

cc: Mr. John Chevedden (w/attachment)

Exhibit A: Text of Proposal and Supporting Statement

[PX: Rule 14a-8 Proposal, November 18, 2011]
3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay – $16 million for our CEO Stephen Angel. Mr. Angel was also potentially entitled to $54 million in the event of a change in control.

Annual incentive bonuses for our executives can be increased by 35% due to non-financial goals and 50% based on individual executive performance, which is typically a subjective measure. Discretionary elements such as these can undermine the credibility and effectiveness of a structured incentive plan.

In addition, half of long-term executive incentive pay consisted of market-priced stock options that simply vest after the passage of time. To be effective, equity given our executives for long-term incentive pay should include performance-vesting requirements.

Three of our directors were designated "Flagged (Problem) Directors" by The Corporate Library due to their board responsibilities with companies that went bankrupt: Oscar de Paula Bernardes Neto (who received our highest negative votes) and the Delphi Corporation bankruptcy, Robert Wood and the Chemtura Corporation bankruptcy, Wayne Smith and the Citadel Broadcasting bankruptcy. These directors occupied 5 of the 9 seats on our key executive pay and nomination committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Praxair, Inc. (PX)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 19, 2011 company request to avoid this established rule 14a-8 proposal.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

The company announced plans – hitherto not disclosed to shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher threshold – 2.5-times higher. Plus the company changed the 10% of shareholder to at least 25% of the Company's outstanding shares of common stock.

By every indication, this action was purely defensive in nature and was intended to prevent shareholders from voting on the significantly lower threshold proposed in the rule 14a-8 proposal.

Specifically the purported past cases cited by the company cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. **The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.**

In the case here, there is no indication that the board of directors adopted the management proposal prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant consideration because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 25% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolution.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board takes *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a 25% threshold; it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Also two rulings from March 2009 rejected the (i)(9) defense involving competing say-on-pay proposals. The management proposal was a request that shareholders cast an advisory vote on executive pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on executive pay regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant consideration. In the two TARP cases, the management proposals dealt with the same issue, yet no conflict was found between management requests for a vote on the topic that year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Anthony M. Pepper <Tony_Pepper@Praxair.com>

[PX: Rule 14a-8 Proposal, November 18, 2011]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay – $16 million for our CEO Stephen Angel. Mr. Angel was also potentially entitled to $54 million in the event of a change in control.

Annual incentive bonuses for our executives can be increased by 35% due to non-financial goals and 50% based on individual executive performance, which is typically a subjective measure. Discretionary elements such as these can undermine the credibility and effectiveness of a structured incentive plan.

In addition, half of long-term executive incentive pay consisted of market-priced stock options that simply vest after the passage of time. To be effective, equity given our executives for long-term incentive pay should include performance-vesting requirements.

Three of our directors were designated "Flagged (Problem) Directors" by The Corporate Library due to their board responsibilities with companies that went bankrupt: Oscar de Paula Bernardes Neto (who received our highest negative votes) and the Delphi Corporation bankruptcy, Robert Wood and the Chemtura Corporation bankruptcy, Wayne Smith and the Citadel Broadcasting bankruptcy. These directors occupied 5 of the 9 seats on our key executive pay and nomination committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

PRAXAIR

39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER
SENIOR COUNSEL &
ASSISTANT SECRETARY

Tel: 203-837-2264
Fax: 203-837-2515
tony_pepper@praxair.com

December 19, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Praxair, Inc. – Request to Omit Shareholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Mr. John Chevedden. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials. This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent, as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

I. The Proposal

The resolution contained in the Proposal reads as follows:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2012 Annual Meeting.

The Company's Restated Certificate of Incorporation currently provides that only the Company's Board of Directors may call special shareholder meetings. The Company intends to submit a proposal at its 2012 Annual Meeting requesting that the Company's shareholders approve amendments to the Company's Restated Certificate of Incorporation requiring the Company to call a special meeting of shareholders upon the request of holders of record of at least 25% of the Company's outstanding shares of common stock (the "Company Proposal"). The Company Proposal will also set forth corresponding amendments to the Company's Amended and Restated By-Laws implementing the right of holders of at least 25% of the Company's outstanding shares of common stock to cause the Corporation to call a special meeting, which amendments will take effect upon shareholder approval of the amendments to the Restated Certificate of Incorporation.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release 34-40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80, 538 n.27* (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders and submission of both proposals to a vote of shareholders could result in inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See., e.g., FirstEnergy Corp.* (Feb. 23, 2011) (concurring in the exclusion of a shareholder proposal requesting the calling of a special meeting by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *Textron Inc.* (Jan. 5, 2011, reconsideration denied Mar. 3, 2011) (same); *Yum! Brands, Inc.* (Feb. 15, 2011) (same); *Danaher Corporation* (Jan. 21, 2011) (same); *Raytheon Co.* (Mar. 29, 2010) (same).

In all the letters cited above, and numerous similar letters, the Staff permitted exclusion of a shareholder proposal under circumstances substantially identical to the Company's. As in these letters, the inclusion of the Company Proposal and the Proposal in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. For example, because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal. Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2012 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned by email at tony_pepper@praxair.com or by phone at (203) 837-2264. Thank you for your attention to this matter.

Very truly yours,

/s/ Anthony M. Pepper

Attachment

cc: Mr. John Chevedden (w/attachment)

Exhibit A: Text of Proposal and Supporting Statement

[PX: Rule 14a-8 Proposal, November 18, 2011]
3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "High Concern" in executive pay – $16 million for our CEO Stephen Angel. Mr. Angel was also potentially entitled to $54 million in the event of a change in control.

Annual incentive bonuses for our executives can be increased by 35% due to non-financial goals and 50% based on individual executive performance, which is typically a subjective measure. Discretionary elements such as these can undermine the credibility and effectiveness of a structured incentive plan.

In addition, half of long-term executive incentive pay consisted of market-priced stock options that simply vest after the passage of time. To be effective, equity given our executives for long-term incentive pay should include performance-vesting requirements.

Three of our directors were designated "Flagged (Problem) Directors" by The Corporate Library due to their board responsibilities with companies that went bankrupt: Oscar de Paula Bernardes Neto (who received our highest negative votes) and the Delphi Corporation bankruptcy, Robert Wood and the Chemtura Corporation bankruptcy, Wayne Smith and the Citadel Broadcasting bankruptcy. These directors occupied 5 of the 9 seats on our key executive pay and nomination committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***